Exhibit 99.1

New Found Announces Doubling of Drill Program to 400,000m and Increase to 14 Drill Rigs

VANCOUVER, BC, Oct. 25, 2021 /CNW/ - New Found Gold Corp. ("New Found" or the "Company") (TSXV: NFG) (NYSE American: NFGC) is pleased to announce an expansion of the exploration program at its 100% owned Queensway Project ("Queensway"), located on the Trans-Canada Highway 15km west of Gander, Newfoundland. To date the Company has completed approximately 51% (~102,000m) of its current 200,000m diamond drill program at Queensway. Approximately 24,000 meters of drill core is pending assay results.

Highlights

  Nine core rigs are currently operating, with a tenth scheduled to commence in the first week of November. New Found is targeting an increase in the drill count to 14 rigs with the addition of two core rigs by the end of 2021, followed by two additional rigs in Q1 2022. The ramp up from 9 to 14 drills represents a 55% increase in the drill count with a corresponding increase in the rate of core production from approximately 3,000m per week to approximately 4,700m per week.
  New Found plans to increase the current program at the Queensway project to a total of 400,000m, including the approximately 102,000m completed to date. Permit applications for this expansion have now been submitted.  This expanded drill program is fully funded out of the Company's current working capital balance of approximately $103 million, which is anticipated to increase to approximately $150 million on closing of the recently announced financing by Eric Sprott. 1
  New Found anticipates commencement of construction of a new 25,000 sq ft core processing facility in the next several weeks (the "Giga-Shack") following approval of its permit applications.  This facility is budgeted at approximately $3 million and is scheduled to be completed by the end of Q1 2022. This state-of-the-art facility will be capable of handling the logging and processing of core from the expanded exploration program and in fact if required provides sufficient capacity for additional increases in the drilling rate. The Giga-Shack will include 27 offices covering 10,000 sq ft, in addition to 15,000 sq ft of core processing space, a roughly 3x increase to New Found's existing Gander facilities.
  New Found also continues to actively recruit additional professional and support staff to add to its growing team in Gander, which now totals 178 people.

Greg Matheson COO of New Found, stated: "To date our Queensway program has delivered three high-grade gold discoveries (Keats, Lotto, and Golden Joint) over 2.6km of strike along the Appleton Fault Zone. At the same time, we continue to generate and advance multiple other high-grade gold targets at the Appleton and JBP Faults along +20km of strike on Queensway North. With several new, high-priority targets and a plan for initial drilling at Queensway South in the coming months, the addition of these new rigs will allow the Company to continue to step-out at Keats, Lotto, and Golden Joint, while also honing in on other potential discoveries. Recognizing our success rate to date, we are excited to now more aggressively pursue further potential high-grade gold discoveries at Queensway."

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[1]	Note that this additional financing is subject to the satisfaction of customary closing conditions, including the approval of the TSX Venture Exchange (the "TSXV") and approval by the shareholders of the Company if required by the TSXV.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated October 25, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway.  With a current working capital balance of approximately $103 million, New Found is well funded for this program.

Please see the Company's website at www.newfoundgold.ca and the Company's SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company's website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: + 1 (910) 406 2407

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company's Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

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SOURCE New Found Gold Corp.

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%CIK: 0001840616

For further information: Craig Roberts, P.Eng., Chief Executive Officer, Email: croberts@newfoundgold.ca, Phone: + 1 (910) 406 2407

CO: New Found Gold Corp.

CNW 06:00e 25-OCT-21